UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 0)*

Groupon, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

399473206

(CUSIP Number)

December 9, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 399473206

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Linmar Capital Fund, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,949,812*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,949,812*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. 399473206

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Garnet Equity Capital Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,949,812*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,949,812*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%*
12.	TYPE OF REPORTING PERSON (see instructions) IA, CO

CUSIP No. 399473206

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMS Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,949,812*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,949,812*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%*
12.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. 399473206

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Joseph A. Cohen
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,949,812*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,949,812*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 399473206

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Abraham Morris Shamah
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 2,949,812*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 2,949,812*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.4%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. 399473206

Item 1.

(a)	Name of Issuer Groupon, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 35 West Wacker Drive, 25th Floor Chicago, Illinois 60601

Item 2.

(a)	Name of Person Filing: Linmar Capital Fund, LP Garnet Equity Capital Holdings, Inc. AMS Investors, LLC Joseph A. Cohen Abraham Morris Shamah

(b)	Address of the Principal Office or, if none, residence 575 Madison Ave, Suite 1601 New York, NY 10022

(c)	Citizenship Linmar Capital Fund, LP – Delaware Garnet Equity Capital Holdings, Inc. – Delaware AMS Investors, LLC – Delaware Joseph A. Cohen – United States Abraham Morris Shamah – United States

(d)	Title of Class of Securities Common Stock

(e)	CUSIP Number 399473206

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

Linmar Capital Fund, LP - 2,949,812*

Garnet Equity Capital Holdings, Inc. - 2,949,812*

AMS Investors, LLC - 2,949,812*

Joseph A. Cohen - 2,949,812*

Abraham Morris Shamah - 2,949,812*

(b)	CUSIP No. 399473206 Percent of class: Linmar Capital Fund, LP – 7.4%* Garnet Equity Capital Holdings, Inc. – 7.4%* AMS Investors, LLC – 7.4* Joseph A. Cohen – 7.4%* Abraham Morris Shamah – 7.4%*

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote Linmar Capital Fund, LP – 0 Garnet Equity Capital Holdings, Inc. – 0 AMS Investors, LLC – 0 Joseph A. Cohen – 0 Abraham Morris Shamah – 0

(ii)

Shared power to vote or to direct the vote

Linmar Capital Fund, LP - 2,949,812*

Garnet Equity Capital Holdings, Inc. - 2,949,812*

AMS Investors, LLC - 2,949,812*

Joseph A. Cohen - 2,949,812*

Abraham Morris Shamah - 2,949,812*

	(iii)	Sole power to dispose or to direct the disposition of Linmar Capital Fund, LP – 0 Garnet Equity Capital Holdings, Inc. – 0 AMS Investors, LLC – 0 Joseph A. Cohen – 0 Abraham Morris Shamah – 0

(iv)

Shared power to dispose or to direct the disposition of

Linmar Capital Fund, LP – 7.4%*

Garnet Equity Capital Holdings, Inc. – 7.4%*

AMS Investors, LLC – 7.4%*

Joseph A. Cohen – 7.4%*

Abraham Morris Shamah – 7.4%*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

*The Common Stock (the “Shares”) reported herein include (i) Shares held by Linmar Capital Fund, LP (“Linmar”) and any other accounts managed by the Managers (as defined below); and (ii) Shares which Linmar may acquire through the exercise of options. Linmar is managed by Garnet Equity Capital Holdings, Inc. (“Garnet Equity”) and AMS Investors, LLC (“AMS”, and together with Garnet Equity, the “Managers”). Mr. Cohen and Mr. Shamah are the control persons of the Managers.

The percentages reported herein are calculated based upon the statement in the Issuer’s Form 10-Q filed with the SEC on November 12, 2024, that there were 39,767,842 Shares outstanding as of November 7, 2024, plus the approximate number of Shares Linmar has the right to acquire through the exercise of certain of its options in accordance with Rule 13d-3(d)(1)(i) of the Act. For the sake of clarity, the holdings of the Reporting Persons reported herein are as of the filing date of this Schedule 13G.

CUSIP No. 399473206

By virtue of such relationships, the reporting persons may be deemed to have shared voting and dispositive power with respect to the Shares reported herein. Each of the reporting persons disclaims beneficial ownership of the Shares reported herein except to the extent of each of their pecuniary interest therein, if any.

CUSIP No. 399473206

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [  ]

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No.: 399473206

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2024

Linmar Capital Fund, LP

By:	Garnet Equity Capital Holdings, Inc., its investment manager

By:	/s/ Joseph A. Cohen
Joseph A. Cohen, President

AMS Investors, LLC

By:	/s/ Abraham Morris Shamah
Abraham Morris Shamah, Managing Member

Garnet Equity Capital Holdings, Inc.

By:	/s/ Joseph A. Cohen
Joseph A. Cohen, President

Joseph A. Cohen

By:	/s/ Joseph A. Cohen
Individually

Abraham Morris Shamah

By:	/s/ Abraham Morris Shamah
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT I

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

CUSIP No.: 399473206

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Common Stock of Groupon, Inc. together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: December 13, 2024

Linmar Capital Fund, LP

By:	Garnet Equity Capital Holdings, Inc., its investment manager

By:	/s/ Joseph A. Cohen
Joseph A. Cohen, President

AMS Investors, LLC

By:	/s/ Abraham Morris Shamah
Abraham Morris Shamah, Managing Member

Garnet Equity Capital Holdings, Inc.

By:	/s/ Joseph A. Cohen
Joseph A. Cohen, President

Joseph A. Cohen

By:	/s/ Joseph A. Cohen
Joseph A. Cohen, Individually

Abraham Morris Shamah

By:	/s/ Abraham Morris Shamah
Individually